UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2016
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

	By:	/s/ Pierre Dulin
	Name:	Pierre Dulin
	Title:	General Manager

FOR IMMEDIATE RELEASE

Bladex, Citi and Mizuho co-lead successful syndication of a US$135.5 million, Dual Tranche, Senior Unsecured Syndicated Term Loan Facility for Global Bank Corporation (Panama)

Panama City, Republic of Panama, June 22, 2016 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex”, NYSE: BLX), Citibank N.A. (“Citi”, NYSE: C) and Mizuho Bank Ltd. (“Mizuho”, NYSE: MFG) announced today the recent closing of a US$135.5 million, 2-year and 3-year dual-tranche senior unsecured syndicated Facility for Global Bank Corporation (“Global Bank”).

Established in Panama in 1994, Global Bank is the second largest Panamanian-owned bank in terms of assets. The bank is rated BBB-, with a stable outlook, from both S&P and Fitch, and Ba1, with a stable outlook, by Moody´s.

Bladex, Citi and Mizuho acted together as Joint Lead Arrangers and Bookrunners in the Facility.

The transaction, which attracted several financial institutions from Japan, Taiwan, the United States of America, and Latin America, was upsized to US$135.5 million from an original amount of US$104 million due to strong investor demand.

Jorge Vallarino, Chief Financial Officer of Global Bank stated: “We are extremely pleased to have closed this important facility, led by strong financial partners like Bladex, Citi and Mizuho. While this was not the first international syndicated loan done by Global Bank, it allowed the bank to strengthen some of its existing lending relationships and, moreover, to add new banking relationships—particularly from Asia, and further diversify its funding sources.”

Bladex is a multinational bank originally established in 1976 by the central banks of Latin-American and Caribbean countries to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

For further information on Bladex, please access Bladex’s website at www.bladex.com or contact: Mr. Christopher Schech, Chief Financial Officer, E-mail address: cschech@bladex.com, Tel.: (+507) 210-8630, Head Office Address: Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama, Republic of Panama.

Citi, a leading global bank, has approximately 200 million customer accounts and does business in more than 160 countries and jurisdictions, and is one of the best capitalized banks in the world. Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, transaction services, and wealth management.

In Latin America, Citi has gained a prominent position in the financial-services industry since 1904, when it started operations in Panama, through the International Banking Corporation. In 1914, Citi opened its first international branch in Buenos Aires, Argentina, also marking the first foreign-established branch of any nationally chartered U.S. bank and, shortly after, opened another in Rio de Janeiro, Brazil.

Mizuho Americas comprises several legal entities, which together offer clients corporate and investment banking, financing, securities, treasury services, asset management, research and more. With professionals in offices throughout the US, Canada, Mexico, Brazil and Chile, Mizuho’s operations in the Americas connect a broad client base of major corporations, financial institutions and public sector groups to local markets and a vast global network.

The Mizuho Americas companies are an integral part of the Japan-based Mizuho Financial Group, Inc. (NYSE: MFG). Mizuho Financial Group is one of the largest financial institutions in the world, offering comprehensive financial and strategic services including private banking and venture capital through its subsidiaries. The group has over 56,000 employees working in 920 offices in nearly 40 countries throughout the Americas, EMEA, and Asia. At the end of March 2016, its total assets were $1.8 trillion. Learn more about Mizuho Financial Group at mizuho-fg.co.jp/english.